January 31, 2001

Lord Abbett Tax-Free Income Trust
90 Hudson Street
Jersey City, NJ 07302-3972

Dear Sirs:

      You have requested our opinion in connection with your filing of Amendment No. 19 to the Registration Statement on Form N-1A (the "Amendment") under the Investment Company Act of 1940, as amended, of Lord Abbett Tax-Free Income Trust, a Massachusetts business trust (the "Trust"), and in connection therewith your registration of the following shares of beneficial interest, without par value, of the Trust (collectively, the "Shares"): the Lord Abbett Florida Tax-Free Income Fund (Class A, C, and P); Lord Abbett Georgia Tax-Free Income Fund (Class A and P); Lord Abbett Michigan Tax-Free Income Fund (Class A and P); and Lord Abbett Pennsylvania Tax-Free Income Fund (Class A and P).

      We have examined and relied upon originals, or copies certified to our satisfaction, of such company records, documents, certificates and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion set forth below.

      We are of the opinion that the Shares issued in the continuous offering have been duly authorized and, assuming the issuance of the Shares for cash at net asset value and receipt by the Trust of the consideration therefor as set forth in the Amendment, the Shares will be validly issued, fully paid and nonassessable.

      The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that all persons extending credit to, contracting with or having any claim against the Trust or the Trustees shall look only to the assets of the appropriate series of the Trust for payment under such credit, contract or claim; and neither the shareholders nor the Trustees, nor any of their agents, whether past, present or future, shall be personally liable therefor. It also requires that every note, bond, contract, instrument, certificate, or other undertaking issued by or on behalf of the Trust or the Trustees relating to the Trust shall include a recitation limiting the obligation represented thereby to the Trust and its assets. The Declaration of Trust further provides: (1) for indemnification from the assets of the series of the Trust for all loss and expense of any shareholder held personally liable for the obligations of the Trust by virtue of ownership of shares of the Trust; and
(2) for the
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series of the Trust to assume the defense of any claim against the shareholder for any act or obligation of the series of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.

      We express no opinion as to matters governed by any laws other than the Title XXII of the Massachusetts Code in effect as of the date of this opinion. We consent to the filing of this opinion solely in connection with the Amendment. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                            Very truly yours,

                                            WILMER, CUTLER & PICKERING


                                            By: ___________________________
                                                James Anderson, a partner